Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521
Phone:	(800) 557-4699 (775) 850-3777
Fax:	(775) 850-3733
MERIDIAN GOLD ANNOUNCES RECORD
SECOND QUARTER 2006 RESULTS
(All dollar amounts in U.S. currency)
July 25, 2006
Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG)(NYSE:MDG) is pleased to announce record results for the quarter ended June 30, 2006. Meridian Gold continues its commitment to organic growth, with a focus on returns and a dedication to responsible mining, which are reflected in the second quarter results as follows:
          HIGHLIGHTS:
•	Record quarterly net earnings of $18.8 million, or $0.19 per share

•	Record operating cash flow of $25.1 million for the quarter; increased cash investment balances to $329.8 million, including cash, restricted cash, short and long term investments

•	Discovered two new high-grade veins within the El Peñón camp

•	Gold production of 57,800 ounces at a net cash cost of negative ($124) per ounce using net revenue from silver production of 1.8 million ounces as a credit against cash cost.

•	On a gold equivalent basis, Meridian produced 92,400 ounces at a cash cost of $155 per ounce

•	Acquired Minera Florida S.A. effective as of July 1

•	Expanded the two new discoveries at Minera Florida
Brian J. Kennedy, President and Chief Executive Officer, commented: “We continue to manage El Peñón for sustained cash flow, as higher gold and silver prices have resulted in record earnings and record cash flows. Despite this record result, El Peñón is in a year of transition as we move to newer areas in the mine and expand plant capacity. At the El Peñón core area, we are now expanding the district to the northeast with the discoveries of Al Este and Angosta. I am also delighted to be expanding our Chilean base with the acquisition of Minera Florida, bringing our portfolio to two operating mines which we believe will make a significant contribution to Meridian’s growth profile.”
Exploration Report
El Peñón
Exploration continues at El Peñón with four drill rigs defining the Al Este and Angosta discoveries and assisting in the program to convert resources to reserves at Providencia and Dominador.

Renewed testing of the Al Este vein marks the return of exploration rigs to the eastern margin of the El Peñón core area. An additional 35 drill holes have extended mineralization along 1.4 kilometers of strike length and 150 meters of dip length. Three principal ore shoots have been defined with the northern most shoot being the most continuous along strike and dip. Some of the better intersections are shown in the table below:
Al Este

		Intercept	Length			AuEq*
Hole	North (m)	(m)	(m)	Au g/t	Ag g/t	g/t
SPA0010	7305569	290-294	4	16.23	831.1	32.21
SPA0011	7305100	370-374	4	11.62	891.5	28.76
SPA0016	7305940	406-408	2	25.75	27.9	226.29
SPA0017	7305814	295-299	4	5.5	338.5	12.01
SPA0025	7306000	333-337	4	46.91	533.3	57.17

*	AuEq equals Au plus Ag/52
The newly discovered Angosta vein is located 6 kilometers to the north of the Cerro Martillo mine, further expanding the economic potential of the district. Although continuous mineralization has been defined only over a strike length of 400 meters and dip of 150 meters, this vein remains open in all directions. The drill intersections defining this mineralization are shown below:
Angosta

		Intercept	Length			AuEq*
Hole	North (m)	(m)	(m)	Au g/t	Ag g/t	g/t
SDX0002	7311380	192-194	2	22.40	17.1	22.72
SDX0007	7311381	90-93	3	33.60	68.3	34.91
SDX0027	7311440	157-159	2	10.65	14.2	10.92
SDX0028	7311500	160-162	2	9.90	75.9	11.36
SDX0034	7361120	125-127	2	7.60	205.0	11.54
All of the current drill holes and their corresponding assays for both Al Este and Angosta are reflected on long-sections posted on Meridian’s website www.meridiangold.com
Minera Florida
Drilling continues to extend mineralization of the Peumo stockwork zone up-dip and along strike with favorable grades and widths similiar to previously reported holes. At the Tribuna vein, drilling has extended mineralization in all directions along the plane of the vein and locally intersected very high-grade results shown below:
Tribuna

Hole	Elevation (m)	Intercept (m)	Length (m)	Au g/t	Ag g/t	AuEq* g/t
ALH013	850	479.2-481.6	2.37	28.07	17.0	28.40
ALH042	1000	142.3-143.6	1.30	15.73	20.0	16.11
ALH074	885	179.0-182.2	3.20	40.8	17.0	41.13

Qualified Person
William H. Wulftange, P. Geo., has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.
Other Exploration
Exploration drilling at the Mercedes property in Mexico, the Natividad project in Nicaragua, and the Amancaya property in Chile were initiated in the second quarter and assays are pending. Meridian will provide updates as information becomes available.
Rossi
The Board of Directors has approved the final development plans for the Rossi joint venture with Barrick Gold Corporation. The Company’s portion of the capital budget for the next three years is expected to be $5.8 million, with $2.6 million of this amount to be spent in the remainder of 2006.
As production ramps up in 2007, Meridian expects their 40% ownership of Rossi will yield approximately 25,000 ounces of gold during the first year at a cash cost of about $275 per ounce of gold. In 2007, Barrick’s mill, through a toll processing agreement, is expected to process 56,000 tonnes of ore at an average grade of 16 grams per tonne gold and 50 grams per tonne silver.
Meridian’s share of ongoing gold production is expected to be in the 30,000-40,000 ounces of gold annually at an average cash cost of about $290 per gold ounce. Barrick’s mill is expected to process over 80,000 tonnes of ore annually at an average grade of 13 grams per tonne gold and 50 grams per tonne silver.
Meridian believes the exploration program at Rossi may result in additional resources being discovered as the Discovery Zone is clearly open at depth. Future potential exploration targets will be tested once the underground mine workings are complete.
Esquel
On July 21st, the Governor of Chubut, Argentina, officially ratified the legislation to suspend all mining activity within designated areas of the province for three years; which includes Meridian Gold’s Esquel property. This project, written down to its fair market land value at the end of 2005, is estimated to contain over 2.5 million ounces of gold at an average grade of 14 grams per tonne. The Company will continue to evaluate its alternatives with the Esquel project.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. (“Meridian Gold”, “Meridian” or the “Company”), are material, and represents management’s knowledge through the date of this press release, July 25, 2006.
OPERATIONS
El Peñón
During the second quarter of 2006, El Peñón delivered another positive quarter with strong cash flows and low costs, due to continued processing of high silver grades and high metal prices. During the quarter the plant continued to process lower gold grades in combination with lower tonnage as the expansion projects continued. The mine produced 57,800 ounces of gold and 1.8 million ounces of silver, at a net negative cash cost of ($124) per gold ounce versus 76,300 ounces of gold and 1.2 million ounces of silver at a net cash cost of $47 per gold ounce during the second quarter of 2005. Total net production costs including depreciation, depletion and amortization were ($43) per gold ounce for the quarter, compared to $98 per gold ounce in the second quarter of 2005. The decrease in gold ounces produced is related to processing lower ore grades in order to minimize recovery losses during the capital expansion projects and subsequent testing periods. Once again, El Peñón has established a new record low quarterly net cash cost and total net production cost reported by operations. This decrease in net cash cost and total net production cost is driven by the increase in silver production due to higher silver grades coming from the Dorada and Cerro Martillo sections of the underground mine, coupled with the recent higher silver prices. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
All mine production is from the underground mines, sourcing ore from the Cerro Martillo, Dorada, Quebrada Colorada and Quebrada Orito vein structures. Production from these structures provided 224,500 tonnes of ore at an average grade of 8.8 grams per tonne of gold and 239.7 grams per tonne of silver during the second quarter of 2006. This production demonstrates a continuance of the increased levels of output, with an average rate for the second quarter of 2006 of 5,268 tonnes per day including ore, development and non-mineralized material, an improvement of 15% compared to the second quarter rate for 2005, which produced an average of 4,600 tonnes per day. We continue to focus on development of the underground mine to improve mine flexibility to support the expansions occurring in the mill.
Drilling work continues to define the Fortuna vein while permitting and planning continues. Permitting has been granted to commence the construction of the underground access, which will commence during the third quarter. All additional permitting is expected to be received during the third quarter, with production anticipated in early 2007.
During the quarter, the two access tunnels to the Providencia vein structure continued in development. Access from the southern end of Quebrada Colorada advanced nearly 500 meters out of the planned total 820 meters. Access from the Dorada structure advanced nearly 525 meters out of the planned total 1,320 meters. The Company expects the access tunnel from Quebrada Colorada to be completed late in the third quarter, at which time underground drilling and testing work will commence and continue through year end.
Mill throughput at El Peñón was 221,000 tonnes or 2,427 tonnes per day for the second quarter of 2006, slightly lower than production for the second quarter of 2005 of 223,000 tonnes or 2,449 tonnes per day. The slight decrease in throughput resulted from lower volumes processed as a result of the expansion projects under way in the plant. During the quarter the new leach tank was completed along with modifications to the clarifier. These additions have been in a ramp-up phase and will be brought into full production by the end of 2006. In addition, expansion work will commence on the filtration circuits during the second half of 2006, with the majority of the work planned to be performed during late third quarter to early fourth quarter. As planned average gold mill head grades decreased during the quarter to 8.5 grams per tonne of gold versus 11.0 grams per tonne of gold in the second quarter of 2005 and average silver mill head grades increased to 270 grams per tonne of silver from 185 grams per tonne of silver in the second quarter of 2005.
FINANCIAL RESULTS
Second quarter 2006 vs. Second quarter 2005
Meridian Gold reported net earnings for the three months ended June 30, 2006 of $18.8 million ($0.19 per share), compared to net earnings of $9.1 million ($0.09 per share) for the same period in 2005. This marks the second quarter in a row in which Meridian has reported record net earnings. These increases are explained in the following paragraphs.
Total revenue of $57.3 million in the second quarter of 2006 increased $16.4 million or 40% over the second quarter revenue, in 2005 of $40.9 million. Gold revenue increased 11% from $32.4 million in the second quarter of 2005 to $36.0 million for the second quarter 2006. The higher realized gold price versus the previous year’s quarter ($629 per ounce realized versus $425 per ounce), was offset by a 24% decrease in gold ounces sold (57,500 ounces versus 76,100 ounces). The decrease in ounces produced and sold was due to a 23% decrease in the gold grade from 11.0 grams per tonne of gold in the second quarter of 2005 to 8.5 grams per tonne of gold in the same period of 2006, as explained in the operating section. The silver revenues increased 152% from $8.5 million to $21.4 million due to higher realized silver prices versus the previous year’s quarter ($12.19 per ounce realized versus $7.03 per ounce) coupled with a 43% increase in silver ounces sold (1.75 million ounces versus 1.22 million ounces). The increase in silver production is due to an increased proportion of ore coming from higher silver grade sectors of the mine, mainly Dorada and Cerro Martillo.
In the second quarter of 2006, cost of sales equaled $14.9 million, an increase of $2.2 million or 17% compared to cost of sales in the second quarter of 2005 of $12.7 million. This increase in cost is due to higher reagent and materials cost, higher consumption of key reagents due to increased silver grades, and a weaker dollar compared to the previous year’s period. Additionally, depreciation, depletion and amortization increased $0.7 million to $4.7 million reflecting increased depletion due to mine production occurring in higher capital areas of the mine.
Exploration expense in the second quarter of 2006 of $7.1 million was slightly lower than the second quarter 2005 expense of $7.7 million. The exploration spending results from continued aggressive exploration activities in Chile focused on the Providencia and Fortuna vein systems and other district targets at El Peñón, regional reconnaissance work and Minera Florida. Meridian Gold also continues its exploration programs in Nicaragua at the Natividad project and in Mexico at the Mercedes property.

Operating margins in the second quarter of 2006 were 47%, compared to operating margins of 34% in the second quarter of 2005. This increase is primarily a result of higher revenues due to higher realized average metals prices and higher silver production.
Income tax expense in the second quarter of 2006 was $12.1 million or an effective rate of 39% compared to $6.7 million or an effective tax rate of 42% in the second quarter of 2005. The decrease in the effective rate is due to an increase in earnings in Chile. The Company’s statutory tax rate in Chile, including the newly created mining tax or royalty, is approximately 36%. During the second quarter of 2006, Meridian Gold paid $7.0 million in cash taxes.
Net earnings in the second quarter of 2006 were 33% of revenue, compared to 22% in the second quarter of 2005. This increase is primarily a result of the higher revenues due to higher realized average metals prices, somewhat offset by increased cost of sales, depreciation and income taxes.
Meridian Gold produced gold, using by-product method of accounting, for a negative ($124) net cash cost per gold ounce in the second quarter of 2006 compared to $47 per ounce net cash cost in the same period of 2005. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management’s discussion and analysis section of this report.)
First six months of 2006 vs. First six months of 2005
Net earnings for the six months ended June 30, 2006 were $36.4 million ($0.36 per share) compared to net earnings of $18.9 million ($0.19 per share) for the same period of 2005.
Total revenue of $112.8 million for the six months ended June 30, 2006 increased $30.0 million or 36% over the same period in 2005 of $82.8 million. Gold revenues increased 12% from $65.0 million in the first six months of 2005 to $72.9 million for the same period in 2006. The higher realized gold price versus the previous year’s six months ($591/oz realized versus $427/oz), was offset by a 19% decrease in gold ounces sold (123,600 ounces versus 152,400 ounces). The decrease in ounces produced and sold was due to a 23% decrease in the gold grade from 11.5 grams per tonne of gold in the six months ended June 30, 2005 to 8.9 grams per tonne of gold in the same period of 2006. The silver revenues increased 124% from $17.8 million to $39.9 million due to higher realized silver prices versus the same period for the previous year ($11.02 per ounce realized versus $7.04 per ounce) in addition to a 43% increase in silver ounces sold (3.62 million ounces versus 2.54 million ounces). The increase in silver production is due to an increased proportion of ore coming from higher silver grade sectors of the mine, mainly Dorada and Cerro Martillo.
For the six months ended June 30, 2006, cost of sales equaled $29.5 million, an increase of $3.4 million (13%) compared to cost of sales in the same period of 2005 of $26.1 million. This increase in cost is due to higher reagent and materials cost, higher consumption of key reagents due to increased silver grades, and a weaker dollar. Additionally, depreciation, depletion and amortization increased $1.7 million to $10.0 million reflecting increased depletion due to mine production occurring in higher capital areas of the mine.
Exploration expense in the first six months of 2006 of $11.8 million was $0.8 million less than exploration expense in the same period of 2005 of $12.6 million, primarily due to lower exploration spending at the Natividad project in Nicaragua.

Tax expense in the first six months of 2006 was $24.9 million or an effective rate of 41% compared to $14.3 million or an effective tax rate of 43% in the first six months of 2005. The decrease in the effective tax rate is due to increased spending in Chile. During the first six months of 2006, the Company paid $12.7 million in cash taxes.
Net earnings in the first six months of 2006 were 32% of revenue compared to the same period of 2005 of 23%, primarily as a result of increased revenues driven by the increase in metal prices.
LOOKING AHEAD
For 2006, Meridian Gold is revising its previous estimate and expects to produce approximately 260,000 ounces of gold and 7.0 million ounces of silver from El Peñón at a negative net cash cost of approximately ($75) per ounce, assuming an $11.02 silver price and budgeted production. Since we account for silver revenue as a by-product when calculating net cash cost, the net cash cost is sensitive to the fluctuations in the price of silver. The decrease in gold ounces as compared to previous forecasts is due to the sequencing of mining certain lower grade portions of the mine along with a planned decrease in mill head grade to minimize potential recovery losses while the plant is undergoing expansion. It is expected that the capital expansion projects will continue through the third quarter and conclude mid to late fourth quarter. This production decrease in gold ounces is partially offset by production of an additional 1 million ounces of silver. Meridian Gold will continue to focus on optimizing sustained cash flow from the El Peñón mine.
Minera Florida S.A. Purchase
Meridian Gold sent a letter to the owners of Minera Florida S.A. (Minera Florida) on May 2, 2006 notifying them of its decision to exercise the option to purchase 100% of Minera Florida. According to the purchase option agreement Meridian will acquire 100% of this company for $100 million. Meridian acquired Minera Florida’s production and costs effective as of July 1, 2006 with the transaction finalizing on July 31, 2006. Minera Florida S.A. is a privately held mining operation in Chile which has been in operation for nearly 20 years. More recent historical production has been approximately 65,000 — 70,000 ounces of gold per year with additional by-product production of silver and zinc. Historical net cash costs have averaged less than $200 per ounce of gold using a by-product method of accounting. Meridian Gold has been exploring the property for 11 months under an option agreement that was signed in August of 2005. Meridian Gold is currently interpreting the existing and new exploration drilling results and expects to present a resource report at the end of the third quarter 2006. The Company expects the mine and plant to continue to produce at the historic levels for the foreseeable future.
Liquidity
Cash balances, including restricted cash, short-term and long-term investments, increased to $329.8 million as of June 30, 2006 due to strong cash flows from strong operating performance and increased silver production at El Peñón, and higher gold and silver prices. Working capital increased to $289.2 million at June 30, 2006 from $262.9 million at December 31, 2005, primarily due to the growth in cash and short-term investment balances.
Cash to meet the Company’s operating needs, finance capital expenditures and fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $25.1 million in the second quarter of 2006 compared to $10.5 million in the first quarter of 2005.
Capital Resources
Anticipated cash requirements for the full year 2006 include approximately $35 million for planned capital expenditures at El Peñón (which includes approximately $13 million in mine development, as the mine continues with the project of expanding its mining production rate from 2000 to 2800 metric tonnes per day) as well as developing accesses to the Providencia structure, and development of the Fortuna project. An additional estimated $5 million will be required to fund capital expenditures at other Meridian Gold projects and locations. The Company expects to draw down $100 million of its cash on hand to complete the transaction for the purchase of the property owned by Minera Florida S.A.
Exploration is at the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. Meridian Gold plans to spend approximately $25 million in 2006 to fund exploration.
The Company believes that the planned capital and exploration requirements will be funded by existing operating cash flows, current cash and investments. Should the Company decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.
Changes in Accounting Policies and Presentation
Silver Revenue and Refining Costs
Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in the price of silver. The Company previously recognized silver sales as a by-product and reported its silver revenue with cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including with cost of sales. Commencing January 1, 2006, both of these changes have been adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and six months ended June 30, 2005 have been increased by $9.0 million ($8.5 million silver revenue, $0.5 million refining expenses) and $18.7 million ($17.8 million silver revenue, $0.9 million refining expenses), respectively, from the amounts previously reported.

Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$57.3	$55.5	$49.3	$42.2	$40.9	$41.9	$41.1	$40.8
Pre-impairment net earnings (1)	18.8	17.6	12.3	9.0	9.1	9.8	7.5	9.6
Net earnings (loss)	18.8	17.6	(374.3)	9.0	9.1	9.8	7.5	9.6

Basic earnings per share, pre-impairment (2)	$0.19	$0.18	$0.12	$0.09	$0.09	$0.10	$0.08	$0.10
Diluted earnings per share pre-impairment	0.19	0.17	0.12	0.09	0.09	0.10	0.07	0.10
Basic earnings (loss) per share (2)	$0.19	$0.18	$(3.73)	$0.09	$0.09	$0.10	$0.08	$0.10
Diluted earnings (loss) per share	0.19	0.17	$(3.73)	0.09	0.09	0.10	0.07	0.10

(1)	Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005.

(2)	Quarterly amounts do not sum to full year amounts due to rounding.
Outstanding Share Data
As of June 30, 2006 and as of the date of this report, there were 100,825,296 common shares outstanding (December 31, 2005 — 100,233,173) and there were 1,007,648 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$26.79 per share, of which 538,922 were exercisable with expiry dates between December 2006 and March 2016.
Non-GAAP Measures
Meridian Gold has provided measures of “net cash cost per gold ounce”, “total net cost per gold ounce”, “cash cost per gold equivalent ounce” and “total cost per gold equivlant ounce”, which are included in this document. Net cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties (the Chilean royalty tax is not included as it is considered an income tax), net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total net cash costs per gold ounce are total net cash costs divided by gold ounces produced. Total net cost consists of “total net cash cost” plus depreciation, depletion and amortization expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced. Cash costs are equivalent to net cash cost adding back the silver by-product credit. Cash cost per gold equivalent ounce is total cash cost divided by the total to the gold ounces plus silver ounces converted to an equivalent amount of gold as determined by the ratio of the gold price per ounce divided by the silver price per ounce. Total cost consists of “total cash cost” plus depreciation, depletion, and amortization expenses. Total cost per gold equivalent ounce is “total cost” divided by the gold equivalent ounces produced.
The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), stakeholders use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
(Unaudited and in millions of US dollars, except for gold production in ounces and cash costs per ounce)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

By-Product method of calculating cost per ounce
Cost of sales (Before depreciation, depletion and amortization)	$14.9	$12.7	$29.5	$26.1
Silver revenues	(21.4)	(8.5)	(39.9)	(17.8)
Other	(0.6)	(0.5)	(1.1)	(1.1)

Total net cash costs	(7.1)	3.7	(11.5)	7.2
Gold production in ounces from active properties	57,766	76,288	126,059	152,500

Total net cash costs per gold ounce	$(124)	$47	$(92)	$47

Total net cash costs	(7.1)	3.7	(11.5)	7.2
Depreciation, depletion and amortization from operations	4.7	4.0	10.0	8.3

Total net cost	$(2.4)	$7.7	$(1.5)	$15.5
Gold production in ounces from active properties	57,766	76,288	126,059	152,500

Total net cost per gold ounce	$(43)	$98	$(13)	$99

Gold equivalent ounce method of calculating cost per ounce

Gold production in ounces from active properties	57,766	76,288	126,059	152,500
Silver Ounce conversion Factor:	51.6	60.5	53.6	60.7
Gold Price	$629	$425	$591	$427
Silver Price	$12.19	$7.03	$11.02	$7.04
Silver Ounces from active properties	1,784,659	1,223,694	3,706,420	2,544,380
Converted Silver Ounces (ounces / factor)	34,586	20,226	69,150	41,917

Gold Equivalent Ounces	92,352	96,514	195,209	194,417

Cost of Sales	$14.9	$12.7	$29.5	$26.1
Other	(0.6)	(0.5)	(1.1)	(1.1)

Total Cash Cost	14.3	12.2	28.4	25.0

Total cash cost per gold equivalent ounce	$155	$126	$145	$129

Total Cash Cost	$14.3	$12.2	$28.4	$25.0
Depreciation, depletion and amortization from operations	4.7	4.0	10.0	8.3

Total Cost	19.0	16.2	38.4	33.3

Total Cost per gold equivalent ounce	$206	$168	$197	$171

CAUTIONARY STATEMENT
Certain statements in this 2006 second quarter announcement, financial statements for the period ending June 30, 2006 and management’s discussion and analysis constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as “anticipate”, “estimate”, “believe”, “expect”, “predict”, “plan”, “should”, “may”, “could” and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
Qualified Statement
All drill samples sent for assay at El Peñón and Minera Florida are subject to a rigorous Quality assurance and a Quality control Program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are sawed or mechanically split with one half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. Acme Analytical Laboratories S.A. operates an on site sample preparation lab at El Peñón that is closely monitored by the El Peñón QA/QC Management. Sample pulps produced on site are sent to Acme Laboratories in Santiago, Chile for analysis. Minera Florida samples are sent directly to Acme Labs in Santiago for preparation work. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.

*parts per million
**results reported in grams per tonne
Second Quarter Conference Call
The Company will host its Second Quarter Results Conference Call at 9am ET on Wednesday July 26, 2006. The toll-free conference call dial-in number is 1-866-711-8198 and the international dial-in number is 617-597-5327; passcode for both dial-in numbers is 35744381. The conference call will be simultaneously web cast and archived at www.meridiangold.com in the Investor Center. A replay of the call will be available until August 2, 2006; toll-free at 1-888-286-8010, locally and overseas at 617-801-6888; passcode for both dial-in numbers is 65869635.

Bell Ringing at the NYSE
The Company will be ringing The Closing BellSM at the NYSE on Thursday, July 27, 2006, and the feed will be available beginning at 3:55 pm EST. This event will be simultaneously web cast and archived at www.meridiangold.com.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr	Tel: (800) 572-4519
Senior Manager,	Fax: (775) 850-3733
Investor Relations	E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2006	2005	2006	2005

El Peñón Mine
Gold production (ounces)	57,766	76,288	126,059	152,500
Silver production (ounces)	1,784,659	1,223,694	3,706,420	2,544,380
Tonnes ore mined (thousands)	225	256	447	470
Mill tonnes processed (thousands)	221	223	460	428
Avg. mill gold ore grade (grams/tonne)	8.5	11.0	8.9	11.5
Avg. mill silver ore grade (grams/tonne)	270	185	269	201
Mill gold recovery	96%	97%	95%	97%
Mill silver recovery	93%	92%	93%	92%

Net cash cost of production per gold ounce	$(124)	$47	$(92)	$47
Total net production cost per gold ounce	$(43)	$98	$(13)	$99

Cash cost of production per gold equivalent ounce (GEO)	$155	$126	$145	$129
Total production cost per gold equivalent ounce (GEO)	$206	$168	$197	$171

Beartrack Mine
Gold production — heap leach (ounces)	209	110	209	200

Company Totals
Ounces of gold produced	57,975	76,398	126,268	152,700
Ounces of gold sold	57,487	76,098	123,611	152,426
Ounces of silver sold	1,752,083	1,220,023	3,617,990	2,536,798
Avg. realized gold price per ounce	$629	$425	$591	$427
Avg. realized silver price per ounce	$12.19	$7.03	$11.02	$7.04
Net cash cost of production per gold ounce	$(124)	$47	$(92)	$47
Total net cost of production per gold ounce	$(43)	$98	$(13)	$99

Cash cost of production per gold equivalent ounce (GEO)	$155	$126	$145	$129
Total production cost per gold equivalent ounce (GEO)	$206	$168	$197	$171
Average realized gold prices are revenues divided by gold ounces sold.
Net cash cost and total net cost per gold ounce are net of silver by-product credits.

	Capital expenditures	DD&A

Capital Expenditures and Depreciation Detail — Q2 2006 (in millions of US$)
El Peñón	$6.0	$4.7
Other	0.7	—

Total	$6.7	$4.7

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	June 30	December 31
	2006	2005
Assets
Current assets
Cash and short-term investments	$284.4	$267.6
Restricted cash	13.9	13.9
Trade and other receivables	8.2	1.2
Inventory	7.4	7.1
Future income taxes — current	4.3	3.7
Other current assets	9.6	10.0

Total current assets	327.8	303.5

Mineral property, plant and equipment, net	91.1	89.6
Future income taxes — long-term	0.4	0.4
Other assets	37.5	11.0

Total assets	$456.8	$404.5

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$10.3	$13.4
Accrued and other liabilities	28.3	27.2

Total current liabilities	38.6	40.6

Other long-term liabilities	76.2	65.0
Future income taxes	12.8	12.8
Shareholders’ equity (note 5)	329.2	286.1

Total liabilities and shareholders’ equity	$456.8	$404.5

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	(Restated - note 2)		(Restated - note 2)
Revenue	$57.3	$40.9	$112.8	$82.8

Costs and expenses
Cost of sales before depreciation, depletion and amortization	14.9	12.7	29.5	26.1
Depreciation, depletion and amortization	4.7	4.0	10.0	8.3
Exploration	7.1	7.7	11.8	12.6
Selling, general and administrative	3.2	2.8	6.4	5.7
Other	0.5	(0.3)	0.4	(0.3)

	30.4	26.9	58.1	52.4

Earnings before the following	26.9	14.0	54.7	30.4

Interest income	4.0	1.7	6.6	2.7
Gain on sale of assets	—	0.1	—	0.1

Earnings before taxes	30.9	15.8	61.3	33.2

Income tax (expense)	(12.1)	(6.7)	(24.9)	(14.3)

Net earnings	$18.8	$9.1	$36.4	$18.9

Earnings per share
Basic	$0.19	$0.09	$0.36	$0.19
Diluted	$0.19	$0.09	$0.36	$0.19

Weighted average shares outstanding (in millions)
Basic	100.6	99.7	100.6	99.6
Diluted	101.2	100.4	101.2	100.4
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings (Deficit)
(Unaudited and expressed in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

Balance at beginning of period	$(148.8)	$189.8	$(166.4)	$180.0
Net earnings	18.8	9.1	36.4	18.9

Balance at end of period	$(130.0)	$198.9	$(130.0)	$198.9

See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005

Cash flow from (used in) operating activities
Net earnings	$18.8	$9.1	$36.4	$18.9
Non-cash items:
Provision for depreciation, depletion and amortization	4.7	4.0	10.0	8.3
Accretion of asset retirement obligations	0.3	0.1	0.6	0.2
Stock-based compensation	0.7	0.8	1.6	1.6
Provision for pension costs	0.1	—	0.2	0.1
Income taxes	5.8	2.4	12.0	7.8
Deferred revenue	—	—	—	—
Changes in non-cash working capital and other accounts:
Trade and other receivables	(6.2)	(0.1)	(7.0)	(0.7)
Inventory	0.1	(1.2)	(0.3)	(1.1)
Other current assets	1.1	0.3	(0.2)	0.9
Other assets	(0.5)	1.4	(0.2)	(0.3)
Accounts payable, trade and other	1.8	—	(3.1)	0.6
Accrued and other liabilities	(0.4)	(4.7)	1.1	(4.2)
Other long-term liabilities	0.4	—	0.3	—
Reclamation expenditures	(1.6)	(1.0)	(1.9)	(1.8)
Pension contributions	—	(0.6)	—	(0.6)

	25.1	10.5	49.5	29.7

Cash flow from (used in) investing activities
Capital expenditures	(6.7)	(6.3)	(11.5)	(17.8)
Proceeds from sale of assets	—	0.1	—	0.1
Short-term investments	72.8	67.4	58.7	48.2
Long-term investments	(25.9)	—	(26.3)	5.0

	40.2	61.2	20.9	35.5

Cash flow from financing activities
Proceeds from issuance of share capital	2.7	2.7	5.1	2.7

	2.7	2.7	5.1	2.7

Increase in cash and cash equivalents	68.0	74.4	75.5	67.9
Cash and cash equivalents, beginning of period	65.8	40.8	58.3	47.3

Cash and cash equivalents, end of period	$133.8	$115.2	$133.8	$115.2

Cash and cash equivalents	$133.8	$115.2	$133.8	$115.2
Short-term investments	150.6	122.3	150.6	122.3

Cash and short-term investments	$284.4	$237.5	$284.4	$237.5

Cash paid for income taxes	$7.0	$9.3	$12.7	$12.1
Cash paid for interest	$—	$—	$—	$—
See accompanying notes to interim consolidated financial statements

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and six months ended June 30, 2006
1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005. The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

2.	Changes in Accounting Policies and Presentation

Silver Revenue and Refining Costs

Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in silver’s market price. The Company previously recognized silver sales as a by-product and reported its silver revenue as a credit to cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006, both of these changes have been adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and six months ended June 30, 2005 have been increased by $9.0 million and $18.7 million, respectively, from the amounts previously reported. There was no impact on net earnings.

3.	Property Impairment

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company uses its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined additional impairment was not necessary as of June 30, 2006.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months and six months ended June 30 is as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
(in millions of US dollars)	2006	2005	2006	2005

Balance, beginning of period	$25.3	$11.1	$25.3	$11.8
Accretion	0.3	0.1	0.6	0.2
Expenditures	(1.6)	(1.0)	(1.9)	(1.8)

Balance, end of period	$24.0	$10.2	$24.0	$10.2

5.	Share Capital

Shareholders’ equity

	June 30,	December 31,
(in millions of US dollars)	2006	2005

Share capital	$397.8	$390.8
Additional paid-in capital	7.2	7.6
Retained earnings (deficit)	(130.0)	(166.4)
Cumulative translation adjustment	54.2	54.1

Total shareholders’ equity	$329.2	$286.1

Outstanding share data
As at June 30, 2006 100,825,296 (December 31, 2005 — 100,233,173) common shares were outstanding and 1,007,648 stock options were outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$26.79 per share, of which 538,922 were exercisable with expiry dates between December 2006 and March 2016.
Stock options and restricted shares
The stock option activity for the three months and six months ended June 30 is illustrated in the tables below:

	Three Months Ended June 30
	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,330,621	$11.86	1,906,151	$9.19
Granted	—	—	77,500	15.14
Exercised	(319,639)	8.56	(472,033)	5.78
Expired and/or cancelled	(3,334)	15.14	(5,101)	16.17

Stock options outstanding at end of period	1,007,648	$12.89	1,506,517	$10.54

	Six Months Ended June 30
	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at beginning of period	1,557,481	$11.38	1,932,151	$9.28
Granted	17,500	25.62	77,500	15.14
Exercised	(563,999)	9.10	(473,033)	5.77
Expired and/or cancelled	(3,334)	15.14	(30,101)	16.31

Stock options outstanding at end of period	1,007,648	$12.89	1,506,517	$10.54

Exercisable stock options	538,922	$10.48	876,645	$8.37

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years
The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006: dividend yield 0%, expected volatility of 50.0 percent, risk free interest rate of 4.6 percent, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2005: dividend yield 0%, expected volatility of 56.3 percent, risk free interest rate of 3.5 percent, and expected lives of 5 years.

During the three months and six months ended June 30, 2006, 85,939 and 189,915 stock options, respectively, were exercised that had a grant date after January 1, 2002, the date the Company adopted the fair value method of accounting for stock options granted. During the three months and six months ended June 30, 2006, the Company transferred $0.6 million and $1.4 million, respectively, from additional paid-in capital to share capital for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

During the six months ended June 30, 2006, the Company awarded 28,581 restricted shares that had a grant date average fair value of $18.78 per share. During the six months ended June 30, 2005, the Company awarded 26,499 restricted shares that had a grant date average fair value of $14.00 per share. Restricted shares issued to management vest one-third per year over 3 years and restricted shares issued to non-executive directors are immediately vested and remain restricted until the board member retires or ceases to be a member of the Board.

6.	Employee future benefits

For the three months and six months ended June 30, 2006 the total net defined benefit expense of the Company’s pension plan was $0.1 million and $0.2 million, respectively (2005 — $0.1 million and $0.1 million).

7.	Commitment

Meridian Gold sent a letter of notification of decision to exercise the option for the purchase to the owners of Minera Florida S.A. on May 2, 2006. According to the purchase option agreement Meridian will acquire 100% of this company for $100 million. Meridian acquired Minera Florida’s production and costs effective as of July 1, 2006 with the transaction finalizing on July 31, 2006.